Equal Opportunity Investing™ is finally here



clearingbid.com San Francisco, CA in   Technology   Fintech & Finance

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. Only solution in the market that allows any investor to invest in IPOs at the IPO price

2. $2.1M of concurrent private round already raised from Accredited Investors at the same valuation

3. Platform has been built, tested, approved, and deployed through complete transaction cycles

4. Access to over 25 million investors and 700+ brokers via strategic partnerships

5. 10 granted patents covering proprietary pricing and allocation methods

6. Previously raised over $5 million on Wefunder in less than 3 weeks from more than 3,700 investors

7. Plug-and-play solution utilizing Wall Street's infrastructure including FIX protocol

8. Platform infrastructure supports IPOs, follow-ons, corporate bonds, and other securities

Featured Investor



Timothy Pettee   Follow   Invested $300,000 ℹ️
Syndicate Lead

Tim is a member of ClearingBid Inc.'s Board of Directors. He is an Independent Trustee for Victory Funds and Portfolios. He brings an extensive background and leadership in asset management and investment strategy.

"ClearingBid is the ultimate alignment of incentives among investors, issuers, and underwriters. No other technology is capable of reaching a broader investor base, raising capital more efficiently, or de-risking the transaction quite like this. In the future, I believe it will be the way every single company goes public."

Team



Matt Venturi CEO & Founder

40-year Wall Street veteran. Previously Managing Director of Investment Banking at Houlihan Lokey, Salomon Smith Barney and syndicate, sales and trading with Merrill Lynch

Www.ClearingBid.com



Roland Tibell CTO

Senior executive roles at NASDAQ, former President of OMX (U.S.A) and President of OM Exchange Systems, CIO of Stockholm Stock Exchange



Kayle N Watson Head of Business Development

Previously Director ETF Institutional Distribution at Blackrock, Equity Sales & Syndicate Distribution at Guggenheim, Managing Director Institutional Equity Sales at Bear Stearns



John Bohn Chairman, Board of Directors

Former Chairman & CEO of Moody's and the Export Import Bank of the US. Senior appointments under President Reagan, served as the California Public Utilities Commissioner, brings decades of leadership across finance, energy, and international development



Chris Whitcomb Managing Director

Former ECM Executive at Oppenheimer, Institutional Equity Sales at William Blair, Equity Capital Markets and investor relations expert. AI & data science specialist



Tor Soderquist Head of IT & Exchange Technology

Director Service Management at NASDAQ OMX, Service Manager at OMX Technology. Management and developer expertise



Ed Scanlon Chief Compliance Officer

Business Development at Walleye Trading, Equity Derivatives Trader at The Vertical Group, Options Broker at Chapdelaine & Company. Provides regulatory and compliance oversight helping ClearingBid expand its distribution footprint in a practical manner



Sandor Pelle Senior Analyst

Yale Economics, performing product development, finance, business development and operations

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Allowing everyone to participate in IPOs

Everyone Can Participate in IPOs

ClearingBid is an investment platform that democratizes access to IPO investing and other securities. For the first time in history, all retail and institutional investors can participate equally in these incredible wealth-generating events and buy shares at the IPO price. Our platform is built, tested, proven, compliant and regulatorily approved. With 10 granted patents, ClearingBid seamlessly integrates with existing order management systems to accommodate easy order entry by all investors via their brokers. Our previous crowdfunding campaign raised more than $5 million in less than 3 weeks from 3,700 dedicated investors. We are now preparing to enter an exciting IPO market with more momentum and soaring demand for Equal Opportunity Investing™ among all investors, small and large.

"Some on Wall Street are speculating that 2026 could be the biggest year ever for IPOs. OpenAI, rival Anthropic, and SpaceX are among the most closely watched tech darlings that could go public, though listing activity also has picked up for smaller companies."

– Wall Street Journal, 1/30/26

The Problem

The IPO process is highly exclusionary and costs companies and investors billions of dollars every year. IPO share allocations typically favor major institutions while locking out millions of investors, and pricing is conducted behind closed doors with minimal insight into true market demand. The result is inefficient pricing and poorly distributed offerings, forcing most investors to pay higher prices once the IPO begins to trade publicly.


IPOs commonly mispriced
Traditional IPO
Leaves out the average retail investor
Favors large institutional investors

When a company today goes public via an IPO, shares are first sold to investors at the IPO price before trading begins on exchanges like the NASDAQ or NYSE. This is how companies raise capital. But only a hand-selected group of the same institutional investors chosen by the big investment banks have the privilege to buy at that price. Everyone else is locked out and forced to purchase at inflated secondary market prices.


Here's What IPO Mispricing Costs
Companies only raise money at the IPO price
If shares are sold at $20 and open at $30, the company only receives $20. The select institutional investors pocket a $10 profit by reselling to you at $30.
$85B left on the table
Between 2019 and 2025, calculated as the difference between IPO prices and first-day closing prices


Millions of investors shut out
80% to 90% of the investing public is eliminated, and regular investors often pay 20% to 50% more in the open market
Average 29% first-day return in 2025
Companies conducting IPOs could have raised up to 29% more capital if prices reflected true investor demand

The system favors the few who have access. Companies increasingly recognize they're leaving significant money on the table due to limited price discovery and limited investor reach. In the meantime, retail investing has exploded (e.g., with Robinhood, Fidelity, SoFi all desiring to have access to IPOs), creating growing demand for broader participation.

The IPO process hasn't fundamentally changed in decades, but the market has. Everything on Wall Street has evolved with the Internet, except for the IPO process. Technology can enable transparent, broad-based price discovery with greater inclusion and less risk. ClearingBid is simply changing how it is done by combining its patented transparent price discovery platform with existing and proven systems used for millions of secondary market trades every day.

The ClearingBid Solution

Our platform revolutionizes the IPO process by allowing any retail *or* institutional investor to participate, while displaying real-time market pricing and demand – as well as all necessary offering materials – on one convenient public portal. Our proprietary price discovery tools help to optimally price and allocate IPO shares based on the price and time of investor orders, making it transparent, efficient, and fair for everyone. Thanks to the patented process through which ClearingBid uses existing order entry systems used in secondary market trading every day, investors can now purchase shares of an IPO just like they would buy stocks online today! This allows all investors *and* brokers to participate seamlessly without having to adopt new methods or change their habits.

All "In-the-Money" Orders Get Allocations – this means that every investor whose bid is at or higher than the final IPO price receives a guaranteed allocation, creating incentives for both retail and institutional investors, as well as the brokers who service their clients. Orders submitted early-on receive higher allocations for their larger price discovery contribution – a patented feature of ClearingBid.


Closed 07/16/2025
Primewave Inc
LIVE Priority Group 2 Now Open
Runner's Blend
Ticker RUNB
Exchange NYSE
Industry Retail, Nutrition
Priority 2 ends in
Closing Date 07/16/2025
Current Cprice $24.00
Shares Offered 5,000,000
$24.00
$22.00
$24.00
$26.00
Details
Event Page
My Broker
clearingbid
When a company launches its IPO with our platform, any investor, from the smallest retail investor to a massive institution, can participate through any one of the brokers participating in the offering.


How Our Platform Works
Investors place IPO orders using the same process as buying any stock via their brokerge firm.
Broker firm
ClearingBid Order Book
All brokers' IPO orders combine into a single transparent order book that anyone can see in real-time.


clearingbid
Unlike today where pricing is based on non-binding indications of interest from a handful of institutions, underwriters now see real good 'til canceled (GTC) orders from potentially millions of investors to let the market set the IPO price.

Key Concept

ClearingBid's algorithms enable underwriters to identify the clearing price at which all shares can be sold and then set an offering price at a discount to investor demand. This leaves less money on the table for issuers, **but still provides investors with the opportunity to invest at the IPO price and realize upside gains on the shares purchased with any aftermarket "pop".**


The Impact
Companies can capture more capital
If orders show strong demand at $28 instead of $20, the company can price the offering higher and keep more proceeds
74 million U.S. households will now get IPO access, which can include loyal employees and customers who want to own shares in the companies they know and love
No more allocation restrictions for brokers
Brokers can finally offer IPOs to all clients and earn real commissions doing it
Significant first-week stock volatility shrinks because pricing reflects true demand while giving all investors the chance to participate in extraordinary wealth-building opportunities

The infrastructure is already in place to use FIX (Financial Information eXchange) protocol and enable every investor to participate via their existing broker. We connect to 700+ brokerages through our partnership with Virtu ITG Net, and 25+ million investors with Apex Fintech Solutions, while clearing and settling through Wedbush Securities. Lead investment banks keep full control over final pricing but can now make better pricing decisions with complete market data.

Everybody Wins with ClearingBid


Company
Less money left on the table
Broadest potential investor reach
Greater pricing transparency
Ability to size and price with greater certainty
Lead Manager
More offerings and more underwriting fees
Ability to reach more investors with each deal
Streamline processing and order execution
Decrease underwriting capital risk exposure
Investor
Access to buying IPOs and new issues
No commissions
Easy access to all offering materials and real-
Broker Dealer/RIA
Participation in IPOs and new issues
Increase revenues and commissions
Increase assets under management (AUM)

time pricing
Self-directed or managed accounts
Client origination, retention and engagement

Market

ClearingBid's initial focus is on two large, validated markets: equity IPOs and corporate debt offerings. Together, these markets generate more than **$20 billion per year in transaction fees**. This estimate reflects only the initial market opportunities ClearingBid plans to serve. The platform is built to expand into additional primary market offerings and securities over time, increasing revenue opportunities and democratizing the securities industry no matter the state of the markets.



Total Initial Market
Taken together, ClearingBid's first target markets represent:
$20B+ per year
In combined fee opportunity
$10B+ per year
In corporate debt transaction fees
$10B+ per year
In equity IPO transaction fees

Equity IPOs

Equity IPO transaction fees alone reached a high of approximately **$22 billion in 2021**, driven by strong public market demand. IPO activity subsequently slowed as companies waited for better market conditions, with many issuers choosing to delay going public rather than accept unfavorable pricing or limited investor access. The ideal conditions are now upon us as the market appears to be ready for a breakout and is highly conducive for seeing many more companies go public, large and small. The Wall Street Journal expects that 2026 will be the "biggest year ever for IPOs". Read more here.

Key dynamics shaping this opportunity for ClearingBid in 2026

- A growing backlog of companies now beginning to go public as market conditions continue to improve and the demand for capital increases.
- Studies show that more than 31,000 private companies, representing more than $3.7 trillion in market value, remain on the sidelines, many of which have exceeded the expected lives of their funds with venture capital and private equity sponsors.
- Greater emphasis on liquidity alternatives, including the private markets which offer limited investor access and poor financial disclosures.
- A more favorable posture by the SEC to make it easier for companies to go public.
- Increasing investor demand for a broader and more transparent IPO access.
- As markets normalize, equity IPO transaction fees are expected to return to **pre-pandemic levels**, averaging at least **$10 billion per year**.

Corporate Debt Offerings

Corporate debt issuance represents an even larger market opportunity than equity IPOs.

Primary corporate bond offerings generate transaction fees estimated at **$10 billion or more annually**. These offerings face many of the same structural challenges as IPOs, including:

- Limited transparency around pricing
- Restricted access for most investors
- Distribution controlled by a small group of large institutions

ClearingBid's platform is designed to improve the offering process while preserving many of the core pricing, aggregation and allocation mechanisms.

Market Readiness

The current system benefits a small group of insiders, but it's showing strain. When investment banks underwrite an IPO, they technically commit their own capital to buy shares from the issuing company and resell them. If they misprice too low, companies complain, and regulators scrutinize. If they price too high, banks get stuck with shares they can't sell.

ClearingBid reduces these risks by showing what the market actually wants to pay before pricing decisions are made.

Lead managers earn the same fees, brokers can earn more IPO commissions, and companies are able to raise more capital.

We believe market conditions are aligned for adoption. Retail investor demand is rising, underwriters are exploring new tools to reduce exposure, and brokers and wealth management professionals are seeking more compelling economics while remaining relevant. We designed our platform to be plug-and-play, to support these evolving demands without the need to adopt new tools or systems.

Traction

ClearingBid has made significant progress across platform development, capital formation, intellectual property development and key industry partnerships. The platform is highly functional and designed to meet the operational requirements of primary offering workflows seamlessly.

Partnerships

ClearingBid has established working relationships with industry participants, Capitol Hill, and regulators that support our operational model.


VIRTU FINANCIAL
Our platform connects with Virtu ITG Net, a network that enables electronic communication with over 700 brokerage and RIA firms
APEX Fintech Solutions
Apex is the preeminent clearing broker for several of the largest retail brokerage firms, including Robinhood, SoFi and Webull, providing immediate distribution to over 25 million customers
WEDBUSH
Wedbush Securities serves as a Qualified Special Representative (QSR) to enable settlement of primary IPO offerings using customary secondary market infrastructure and processes
Bipartisan support with Representatives from both the Senate and House, along with regulatory approvals from FINRA and the SEC, to commence operations with broad advocacy from the outset

Platform Development and Testing

ClearingBid's operational platform, including the desktop and mobile apps, are built to scale and has been tested through complete transaction flows, including order entry, price discovery, pricing, allocation and settlement.

In early 2024, ClearingBid's first transaction was filed with the SEC and underwent review and comments from the Commission. The transaction advanced to near-execution before being paused by the underwriter due to uncertain market conditions at the time. This event validated the platform's reliability in a real-world context, including the engagement of all relevant parties necessary for complete testing and functionality.

We are now actively adding to our pipeline of issuers eager to go public using

We are now actively adding to our pipeline of issuers eager to go public using ClearingBid's platform.

How We Make Money

Our business model is simple but allows for additional revenue streams as we expand through multiple product verticals down the line. When a company goes public, or issues bonds using ClearingBid, we take a small percentage of the offering proceeds, similar to a toll fee, to operate with our network.

ClearingBid is a fully compliant broker-dealer with FINRA, unlike other syndicate software providers who are exclusively institutionally focused and are unable to charge transaction fees. This allows us to support multiple product verticals for different securities, creating additional revenue streams as the Company begins to gather data on investor preferences and behavioral patterns for a more targeted user experience.



Our Business Model
Platform Fee Per Transaction
We charge a 0.5% fee on each IPO processed through our platform
Multiple Product Verticals
Support for follow-on offerings, bonds, private markets, and more
Future Licensing
of proprietary PDP platform to underwriters and brokers as a syndicate tool
Expansion into new product types and licensing of our technology fuels recurring revenue growth

Platform Fee per Transaction – We charge a fee for each IPO processed through the platform. This fee is typically separate from the traditional gross underwriting spread and covers platform access, price discovery technology and settlement coordination to optimize pricing and execution results. Our transaction fees typically run around 50 bps, or 0.5% of the gross offering proceeds, which will vary by offering size and the type of security.

Multiple Product Verticals – The same infrastructure supports follow-on offerings, at-the-market (ATM) distributions, fixed income offerings including corporate and structured bond offerings, municipal bonds and, eventually, private market transactions. Each product type generates platform transaction fees while using the existing technology with broker oversight for investor protection – a high priority with FINRA and the SEC.

Future Licensing – ClearingBid expects to generate a recurring revenue stream from eventually licensing its proprietary PDP/price discovery platform to underwriters and brokers. This can include the tokenization and sale of a wide range of asset classes to retail and institutional investors once the adoption of blockchain settlement and digital ledger technologies become mainstream and standardized.

User Data – From an expanding range of security offerings and the resulting insights into user investment preferences and their behavioral patterns on the platform, ClearingBid will be further enhanced with AI applications and our online *Knowledge Hub,* including providing independent and agnostic portfolio analyses, expanding financial services and customer support.

Financial Projections

On a single small cap IPO of $100M, ClearingBid generates $500,000 in revenue. We anticipate scaling up to 50 (much larger) transactions *per year* including IPOs, corporate bonds, and more.

Financial Projections
The following projections reflect our current expectations and assumptions, and are subject to change based on market adoption, regulatory developments, competitive


guarantees of future performance.
3 transactions
Platform investment phase and initial revenue growth
2026
13 transactions
Expansion revenue growth and targeting positive cash flows
2027
24 transactions
Product expansion and positive cash flow
2028
46 transactions
Market ramp and operating profitability
2029

As transaction volume increases, we expect margins to improve due to operating leverage. However, all projections depend on external adoption, continued platform development and market conditions.

Use of Funds

We are raising capital to expand our price discovery platform with state-of-the-art FIX connectivity, and to support our operations to prepare for our first deal launches. Funds will be allocated principally across four areas:


Use Of Funds
Back-End System Upgrade
20%
Marketing and Market Education
15%
55%
Working Capital and Operations
10%
Preparation for Deal Launches

Back-End System Upgrade (20%) –Improve our price discovery platform with higher capacity, reliability, and additional connectivity options to ensure the platform scales as transaction volume grows and distribution widens.

Working Capital and Operations (55%) – Maintain platform readiness, ongoing technology, legal expenses relating to securities, corporate and patent work, regulatory compliance costs, and support team compensation.

Marketing and Market Education (15%) – Fund marketing campaigns, social media, PR engagement and educational content. Most investors and brokers still do not understand how ClearingBid works or why it matters. ClearingBid's tutorial video will help support these efforts. Please view our tutorial video here: **Tutorial Video**

Preparation for Deal Launches (10%) – Finalize underwriter relationships and participation agreements, including clearing brokers, and ensure operational readiness and compliance when lead managers, syndicate members and selling group participants use our platform.

Allocation may shift based on operational needs or regulatory requirements and supplemental capital from the Company's concurrent Reg D offering. The goal is to move from a tested and proven platform to one actively processing IPO transactions.

Invest in ClearingBid

ClearingBid opens IPO access to all investors through transparent, market-

ClearingBid opens IPO access to all investors through transparent, market driven pricing. The platform has been built, tested, proven and fully integrated while possessing all the necessary regulatory approvals.

Today's capital markets leave almost all investors out of the loop and issuers without full insight into demand. Underpricing trends lead to significant value shifts away from issuers and the investors who want to buy and own their securities from the outset. ClearingBid is designed to help correct these inefficiencies to demonstrate true market demand – enabling fairer, more efficient pricing while mitigating execution risk. These are revolutionary steps to leverage the existing securities industry infrastructure while eliminating the antiquated and highly exclusionary practices that limit capital formation and investor inclusion – all of which require a combination of technology application and best practices execution.

Our team includes professionals with decades of experience across Wall Street, trading platforms and exchange technology architecture and infrastructure. We have an intimate understanding of the current system and its limitations, and we have built ClearingBid to work within it while being able to dramatically improve upon it. It's time for change, so join us as we bring IPO investing into the 21 century.

Check us out online- https://www.clearingbid.com/


clearingbid
Join us as we bring IPO investing into the 21st century
Runner's Blend
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$24.00

This is a Regulation Crowdfunding offering. Investing in early-stage companies carries significant risk, including the possibility of total loss of capital. ClearingBid's platform requires adoption by issuers and underwriters, which is not guaranteed. Market conditions, regulatory changes, and competitive dynamics may impact the Company's ability to execute its business plan. Please review all offering materials, financial projections and risk factors before investing.